UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2026
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Waldencast plc Files Form 15 to Deregister its Securities and Suspend its SEC Reporting Obligations under the Exchange Act
On October 15, 2026, Waldencast plc issued a press release, a copy of which is attached hereto as Exhibit 99.1 to this Form 6-K.
The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Waldencast plc press release, dated October 15, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: October 15, 2026	By:	/s/ Felipe Dutra
		Name:	Felipe Dutra
		Title:	Executive Chairman, Principal Executive Officer and Principal Financial Officer

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